Development Resources LLC (DRLLC)

125 E. Main St. #307, American Fork, Utah 84003

CONSENT of QUALIFIED PERSON

I, Gerald Lee Eastman, President of Development Resources LLC (DRLLC), herewith consent and agree to be named responsible for all work done during Phase One of the Exploration Program of Canyon Gold Corp., as reported within the 'Preliminary Geological Report' provided to Canyon Gold Corp. with Alex Burton of Burton Consulting Inc. being the Consulting Geologist.

I furthermore consent to the content of the report to be used in the S-1 Prospectus.

August 31, 2012

Development Resources LLC (DRLLC)

Gerald Lee Eastman, President